SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

CONSOLIDATED ENERGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

20914T109

(CUSIP Number)

DECEMBER 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 20914T109	13G	Page 1 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). GSSF Master Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,706,780
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,706,780

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,780
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 20914T109	13G	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Gryphon Special Situations Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,706,780
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,706,780

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,780
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 20914T109	13G	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above persons (entities only). GSSF Management Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,706,780
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,706,780

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,780
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 20914T109	13G	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). GSSF, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,706,780
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,706,780

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,780
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.: 20914T109	13G	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tom C. Davis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,706,780
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,706,780

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,780
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.: 20914T109	13G	Page 6 of 10

Item 1(a). Name of Issuer:

Consolidated Energy, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

76 George Road, Betsy Layne, Kentucky 41605.

Item 2(a). Name of Persons Filing:

GSSF Master Fund, LP (“Master Fund”), Gryphon Special Situations Fund, LP (“Special Situations”), GSSF Management Partners, LP (“GMP”), GSSF, LLC (“LLC”), and Tom C. Davis (“Davis”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

Each Reporting Person: 100 Crescent Court, Suite 475, Dallas, Texas 75201.

Item 2(c). Citizenship:

Master Fund: Bermuda.

Special Situations: State of Texas.

GMP: State of Texas.

LLC: State of Texas.

Davis: State of Texas.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

20914T109

CUSIP No.: 20914T109	13G	Page 7 of 10

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership:

This Schedule 13G filing includes 2,505,300 shares of the Issuer’s Common Stock underlying shares of the Issuer’s 6% Senior Secured Convertible Notes Due 2008, which shares, pursuant to Rule 13d-3(d)(1)(i)(D) promulgated under the Securities Exchange Act of 1934, as amended, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Issuer’s Common Stock owned by the Reporting Persons.

The shares of the Issuer’s Common Stock reported hereby are owned directly by Master Fund. The General Partner of Master Fund is Special Situations, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. The General Partner of Special Situations is GMP, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. The General Partner of GMP is LLC, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. Davis controls LLC and may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. Each of Special Situations, GMP, LLC and Davis disclaims any beneficial ownership of any such shares of Common Stock owned by Master Fund.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No.: 20914T109	13G	Page 8 of 10

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent               Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 20914T109	13G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007	GSSF MASTER FUND, LP

	By:	Gryphon Special Situations Fund, LP, its General Partner

	By:	GSSF Management Partners, LP, its General Partner

	By:	GSSF, LLC, its General Partner

	By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: January 29, 2007	GRYPHON SPECIAL SITUATIONS FUND, LP

	By:	GSSF Management Partners, LP, its General Partner

	By:	GSSF, LLC, its General Partner

	By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: January 29, 2007	GSSF MANAGEMENT PARTNERS, LP

	By:	GSSF, LLC, its General Partner

	By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

CUSIP No.: 20914T109	13G	Page 10 of 10

Dated: January 29, 2007	GSSF, LLC

	By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: January 29, 2007	TOM C. DAVIS

	By:	/s/ Tom C. Davis